FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           May 19, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	19 th May 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

Mission and Foreword

Indo-Pacific Energy’s mission is exploration and development of oil and gas in those areas which have major petroleum reserves potential, and low political economic and infrastructure risk.

The Company’s exploration and production interests are focussed in the Austral-Pacific region which is recognised as one of the most politically stable and economically attractive in the world.

Indo-Pacific explores in an area of approximately five million acres which includes its’ recently awarded four new permits in New Zealand. The company holds interests in twenty two permits of which it Operates thirteen.

These interests are spread across six sedimentary basins in Australia, Papua New Guinea and New Zealand, where our company is one of the most active explorers.

The company has production from two onshore fields in New Zealand and substantial undeveloped gas reserves in Papua New Guinea, as well as a diverse exploration portfolio with a mix of high upside and low risk projects.

Indo-Pacific’s Head Office and Operations Division is located in Wellington, New Zealand, where costs are competitive in comparison to those of other western nations. The Company aims to minimise overheads and compliance costs and to carefully manage expenditure for exploration and development in order to maximise those benefits.

Our experienced technical and management team is working to confirm the establishment of this Company as a major oil and gas producer in the Australasian region.

THE YEAR’S HIGHLIGHTS

2002 JANUARY Kahili-1 recovers oil to surface

FEBRUARY ‘Frac’ significantly improves Ngatoro-7 oil production

MAY Waingaromia-2 drilled

JUNE Goldie-1 passes 200,000 barrels of oil production

JULY Huinga-1B recovers oil in open hole testing.

AUGUST Granted four new permits in Taranaki Blocks offer

OCTOBER Kahili-1A drilled, sidetracked as Kahili-1B

DECEMBER Kahili-1B flows 5mmscf/d gas with condensate

DECEMBER Tabla-1 cased for testing of Mt Messenger reservoir

DECEMBER Onshore Kaimata 3D seismic survey commences

2003 JANUARY Cheal-1 re-entry & testing operations commence

FEBRUARY 2D seismic survey completed in new offshore permit

MARCH Kaimata 3D seismic survey completed

David R McDonald, Chairman

Dear Shareholders:

This has been a very mixed year with considerable good news, but also a somewhat negative situation in one permit, as well.

The Goldie-1 Sole Risk Discovery, made by Indo Pacific
(through their 100% owned subsidiary Ngatoro Energy Ltd.) in March 2001, and which has produced some 220,000 barrels of oil; has been shut in since end August 2002, pending the outcome of a court challenge, and the securing of a market for the associated gas produced from the well.

This has had the unfortunate result of denying the Company the opportunity to capitalize on the current period of unusually high international oil price, and has also delayed the planned stepout drilling at Goldie of the Goldie-2 well and its anticipated extra production. Details of the court challenge and possible resolution will follow when Justice Wild’s decision following the March – April High Court hearing becomes known. Suffice to say that the Challenge was mounted by Greymouth Petroleum, who purchased the interests in the Permit containing the Goldie discovery from Shell New Zealand. Shell were required by the New Zealand Commerce Commission to dispose of this interest pursuant to the approval granted to its overall purchase of the interests of Fletcher Challenge. Although Shell did not dispute the procedure and amount whereby Indo Pacific was receiving its reward for making the Sole Risk discovery, Greymouth did, and hence the Challenge and shut-in of the well. The Company made a very competent case in defense of its position, but the outcome remains to be seen.

Now for the good news, and there is considerable, which is detailed again in the following CEO's letter;

Oil discovery in the initial Kahili-1 wildcat.

Kahili-1 side-track well (Kahili-1A) costs were largely met by new farmin partners. The well was eventually successful in what appears to be a commercial accumulation of gas and condensate (light oil) after the first side track missed the reservoir. This success is the utilization of modern oil field technology at its best.

Probable hydrocarbon discovery at the Tabla-1 wildcat well (non operated).

Huinga-1A apparent discovery of a significant oil accumulation; although this did not flow on production test (non operated). Further studies are required here.

Ngatoro Field very successful frac enhancement of production at two wells, with a planned water flood secondary recovery program to extend the productive life. (Non operated).

Indo-Pacific was awarded four new exploration permits in August 2002, in the onshore and offshore Taranaki Basin, in various partnerships. In each of these it is the designated operator - a significant achievement.

During the period that Indo was deprived of income from the Goldie production, cash demands continued from its other ongoing programs. The support of major shareholders in Canada, Mr. Alex Guidi in particular, for accepting a share placement to assure the Company of adequate working capital, is much appreciated, and this has been followed by management securing a further capital raising from an institution in New Zealand..

Mr. Peter Loretto has asked to be replaced as Board Director during the year and his contributions are noted. The company was very pleased to welcome an active Canadian oil man, experienced in the Australasian oil theatre, Mr. Drew
Cadenhead to the Board but pressure of the oil business in Canada has recently forced
Drew to resign.

Finally, on behalf of the board, I would like to acknowledge the achievements of the company's staff through these trying, but also successful, times. We hope matters on Goldie will soon be resolved so they can devote their demonstrated expertise full time to the discovery, production and selling of oil & gas.

David R. McDonald

Chairman

Chief Executive Officer’s Report

NEW ZEALAND

onshore taranaki basin

mining permit pmp38148

ngatoro oil field (5%)

During 2002, the Ngatoro field produced 287,348 barrels of oil and 998 million cubic feet of gas, of which Indo-Pacific’s share was 14,367 barrels of oil and 40.7 million cubic feet of sales gas. Gas continued to be sold under long term contract, with oil being sold on a monthly basis at world market reference prices. At the end of February 2003 production from the field was averaging 606 barrels of oil and 2.3 million cubic feet of gas per day.

Cumulative oil and gas production from the field to date is 3.6 million barrels of oil and 8.2 billion cubic feet of gas. Remaining recoverable reserves under primary recovery are estimated at 0.4 million barrels. However, independent reviews recognize that up to two million barrels of additional oil could be recovered from the N1 pool of the Ngatoro Field through a water flood project, as employed at the adjacent Kaimiro oil field. Plans to implement this water flood during 2002 were delayed, pending a decision by the joint venture on the optimal water flood design.

TABLA-1 EXPLORATION WELL (5%)

Tabla-1 was drilled by the PMP38148 joint venture in December 2002, and completed for production testing from the Mt Messenger sandstone. However, production testing of the well has been delayed by non-approval of a testing program by permit participant Greymouth Petroleum.

goldie oil field (100% on sole risk, 40.43% thereafter)

Since being placed in long term production in March, 2001, the Goldie-1 well has produced 217,800 barrels of oil. The well was shut-in in at end August, 2002, pending resolution with the government of the handling, by sale or disposal, of associated gas produced during oil production. Agreement on the terms of a gas sales contract for Goldie gas with Greymouth Petroleum, the purchaser of gas from the Ngatoro mining permit, may be possible. The Company has also investigated alternative means of disposing of the associated gas from Goldie oil production.

Drilling of the Goldie-2 well and further development of the field has been delayed pending the outcome of the March/April 2003 court case with Greymouth Petroleum Acquisition Company Ltd. The hearing finished on April 4, but a judicial decision was reserved and is not expected before end April.

exploration permit pep 38716 (14.05%)

The Huinga-1B exploration well was drilled to a total depth of 14,764 feet during 2002 to test a structure considered analogous to Swift Energy’s Rimu oil field, situated along trend to the south. An open-hole DST (drill stem test) of the uppermost Kapuni Group sandstones encountered beneath the overthrust block recovered 21 barrels of oil. However, cased hole tests of both the Kapuni sandstones and fractured intervals within the overlying basement thrust block failed to recover hydrocarbons. The well has been suspended pending a decision on further evaluation of the Huinga prospect.

Indo-Pacific was carried through part of the costs of drilling and evaluating Huinga-1B under the terms of a farm-out agreement with Preussag Energie GmbH. Under this agreement, Indo-Pacific’s interest reduced to 12.3%. Since the end of the year, Indo-Pacific’s interest has increased to 14.05%, due to the withdrawal of one party from the PEP38716 joint venture.

exploration permit pep 38736 (45%)

The Kahili-1A deviation well was drilled in October 2002, to target the Tariki sandstone reservoir, from which oil was tested in Kahili-1, at a structurally higher location 2,000 feet southeast of the Kahili well site. Kahili-1A failed to encounter the Tariki sandstone, passing through a fault immediately above the reservoir level. The well was therefore plugged back and a sidetrack well bore, Kahili-1B, kicked-off. Kahili-1B encountered a 120 feet gross hydrocarbon column at the top of the Tariki sandstone. Testing of the upper 60 feet of this column resulted in initial flow rates of up to 5 million cubic feet of gas per day.

Analysis of data obtained from production testing of this interval indicates sufficient proven reserves of gas and condensate to justify development of this discovery. The well stream produces approximately 40 barrels of condensate (light oil) and 35 barrels of LPG’s (liquefied Petroleum gases) per million cubic foot of gas. The Kahili well site is located 3 to 6 miles from three separate pipeline tie-in points, with electricity generation providing an alternative development option. It is expected the Kahili field will be in production in the latter part of 2003.

exploration permit PEP 38738 (33.5%)

Indo-Pacific Energy acquired this permit during 2002 from Bligh Oil & Minerals NL and Springfield Oil and Gas Limited. Since acquiring the permit, Indo-Pacific has assigned an interest to Cheal Petroleum Ltd, and farmed out a further interest to IRM (Malaysia) Inc.; as a result of which the Company now holds a 33.5% interest in the permit.

The PEP38738 joint venture will re-enter and carry out extended testing of the Urenui sands in Cheal-1 during April/May and, if warranted, Cheal-2, with the intent of establishing a viable development project. Oil and gas were tested from the Urenui sands in both these wells in 1995, but development was not considered viable at that time. The introduction of cheaper drilling technologies, combined with the ever-improving New Zealand gas market, is now facilitating the development of shallow gas fields such as Cheal.

exploration permit pep 38741 (30%)

The 76 square kilometre (30 square mile) Kaimata 3D seismic survey was carried out over this and two adjoining permits held by Indo-Pacific, during December 2002 – March 2003. This survey was acquired to locate Mt Messenger prospects similar to the nearby Goldie, Ngatoro and Kaimiro oil and gas fields. A drilling program targeting Mt Messenger prospects identified from this survey will be determined later in 2003. The 3D seismic data will also be used to refine the mapping of the deeper Waitoriki gas-condensate prospect, prior to a decision on drilling this feature.

Exploration permit pep 38746 (25%)

This permit was awarded to a joint venture comprising Indo-Pacific Energy (NZ) Limited and three other parties, as the successful bidders in the 2002 Taranaki Basin blocks offer. The joint venture is investigating a gas-condensate play in the McKee sandstone, the reservoir in the adjacent McKee oil and gas field. Earlier drilling in a down-dip location on this structure has confirmed the presence of gas-condensate in the McKee sandstone. Drilling is scheduled to take place in late 2003, on this or a shallower Mt Messenger target near the McKee field..

exploration permit pep 38748 (25%)

This permit was awarded to a joint venture comprising Indo-Pacific Energy (NZ) Limited and two other parties, as the successful bidders in the 2002 Taranaki Basin blocks offer. PEP38748 is one of the three contiguous permits over which the Kaimata 3D seismic survey was acquired in December 2002 – March 2003, targeting the Mt Messenger play. Mt Messenger sands are the reservoir in the Goldie and Ngatoro oil and gas fields and the Tabla discovery, situated within the adjoining production licence PMP 38148, in which Indo-Pacific Energy holds an interest. The prospectivity of the Mt Messenger play in this area has been further enhanced by the recent Surrey-1 oil and gas discovery, immediately south of PEP38748.

exploration permit pep 38753 (50%)

The permit was awarded to a joint venture comprising Indo-Pacific Energy (NZ) Limited and two other parties, as the successful bidders in the 2002 Taranaki Basin blocks offer. The joint venture is targeting both deep gas and shallow oil plays in this permit, and is preparing to drill its first well in the latter part of 2003.

prospecting permit ppp 38761 (27.5%)

This prospecting permit was awarded to a joint venture including Indo-Pacific Energy (NZ) Limited, to allow the recording of the Kaimata 3D seismic survey over open acreage between permits PEP38741 and PEP38748. This should provide the joint venture with a strategic advantage when the acreage is offered for bid in the next government gazettal of Taranaki exploration blocks.

OFFSHORE TARANAKI BASIN

exploration permit pep 38480 (75%)

PEP38480 is an offshore permit awarded to Indo-Pacific Energy (NZ) Limited in the 2002 Taranaki Blocks offer. A 25 % interest was subsequently assigned to Tag Oil Ltd. The joint venture has recently recorded a 2D seismic survey over the Amanda Prospect, on trend with and some 15 miles north of Shell’s major Pohokura gas-condensate field. The reservoir target in the Amanda prospect is the same sandstone unit that forms the reservoir in the Pohokura field, the Kapuni Group ‘C’ sands. Specialized seismic processing techniques will be applied to the new and existing seismic data in PEP38480 to assist in delineation of these sands in the Amanda Prospect and assess their potential for drilling.

ONSHORE EAST COAST BASIN

exploration permit pep 38330 (34.28%)

Waingaromia-2 was drilled to a depth of 1,647 feet in May, 2002, and was plugged and abandoned due to absence of productive reservoir. Future exploration is concentrating on prospects and leads in the eastern part of the permit, where better reservoir is anticipated . Existing seismic data is being reprocessed and further seismic data may be acquired over one or more of these prospects in late 2003.

ONSHORE CANTERBURY BASIN

exploration permit pep 38256 (20%)

The joint venture is reviewing data over the Rakaia Trough, prior to a decision on acquiring a seismic survey over one or more of the prospects identified within this area. The adjacent, offshore sector of the Canterbury Basin is being offered for bid by the New Zealand government. This may see a resurgence in exploration activity in this basin.

ONSHORE PAPUAN BASIN, PAPUA NEW GUINEA

prl’s 4 & 5 (7.5%)

The operator of Retention Licences PRL’s 4 & 5 continued evaluating development and marketing options for the Elevala, Ketu and Stanley gas-condensate discovery wells; while awaiting developments in Exxon’s planned PNG-Australia gas pipeline project top file application appl 235 (90%)

License application APPL 235 has been made to replace existing licences PPL 192 and PPL 215 with a single permit covering the most prospective part of the acreage. This is presently under consideration by the PNG Petroleum Advisory Board. Indo-Pacific holds 90% of this application, and would be operator of the new licence. The work programme proposed for APPL 235, will require the drilling of a well on the Douglas prospect within the first two years of the permit term prospecting licence ppl 228 (10%)

A license variation is under discussion with the PNG Department of Petroleum and Energy, which might see a seismic program acquired over the Maipe Prospect in late 2003 / early 2004. The Company will review its continued involvement in the area in light of these discussions.

AUSTRALIA

TIMOR SEA

permits ac/p 19 and ac/p 31 (100%)

A 90 mile infill seismic survey in early 2002 was integrated with the existing seismic data base to detail the Ursa prospect for drilling. The Ursa structure is of a type in which major oil fields have been discovered elsewhere, and is in an ‘oily’ area of the Cartier Trough, as oil ‘shows’ in the nearby Warb-1 well demonstrate Indo-Pacific Energy Ltd holds a 100% interest in these permits, and is seeking third parties to fund the drilling of a well on the Ursa Prospect during 2003.

permit ac/p 26 (50%)

Following the drilling of the unsuccessful Anson North-1 by Anardarko Petroleum in February, 2002 work has continued on the Anson West and Rossini prospects, the prospectivity of which have not been downgraded by the results of Anson North-1.

PERMIT CHANGES

Arrangements were made to relinquish permits PEP 38328, 38332 and 38335 in the East Coast Basin. Permit PEP 38748 was extended to incorporate 50% of permit PEP 38723, which had reached the end of its first permit term, and was relinquished in conjunction with the extension of PEP 38748 to incorporate the area of the Kaimata 3D seismic survey.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

David McDonald, B.Sc.

Chairman of the Board

Brisbane, Australia

David Bennett, Ph.D.

President, CEO and Director

Wellington, New Zealand

Ronald Bertuzzi, B.A. Econ.

Director

Vancouver, B.C., Canada

Bernhard Zinkhofer, LLB

Director

Richmond, B.C., Canada

Jeanette Watson, B.Sc., LLB

Corporate Secretary

Wellington, New Zealand

Jenni Lean, B.Sc.,M.B.A.

Manager, Corporate Affairs

Wellington, New Zealand

CORPORATE OFFICES

Indo-Pacific House

284 Karori Road

PO Box 17258

Wellington, New Zealand

SUBSIDIARIES

Source Rock Holdings Limited

Indo-Pacific Energy (NZ) Limited

Indo-Pacific Energy Australia Pty Limited

Odyssey International Pty Limited

Indo-Pacific Energy (PNG) Limited

Trans-Orient Petroleum (PNG) Limited

Trans-Orient Petroleum (Aust) Pty Limited

ZOCA 96-16 Pty Limited

Millennium Oil & Gas Limited

Ngatoro Energy Limited

PEP 38716 Limited

SHARE LISTING

OTC Bulletin Board

Trading Symbol: INDOF

New Zealand Unlisted Board

Trading Symbol: IPE

BANKERS

Bank of Montreal

Vancouver, B.C., Canada

ASB Bank

Wellington, New Zealand

LEGAL COUNSEL

Minter Ellison

Barristers & Solicitors

Adelaide, South Australia

Gavin Adlam

Wellington, New Zealand

Posman Kua Aisi

Port Moresby, Papua New Guinea

Lang Michener

Barristers and Solicitors

Vancouver, B.C., Canada

Harris, Mericle & Wakayama

Seattle

United States of America

Campion Macdonald

Barristers and Solicitors

Whitehorse, YT, Canada

AUDITORS

BDO Spicers

Chartered Accountants

Wellington, New Zealand

REGISTRAR AND TRANSFER AGENT

Pacific Corporate Trust Company

Corporate Services Division

Vancouver, B.C., Canada

Computershare Registry Services Limited

Auckland, New Zealand

SHARE CAPITAL

At December 31, 2002, the Company had

7,739,845 shares issued and outstanding.

Fully diluted: 11,831,169 shares

INDO-PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2002

AUDITORS' REPORT

To the Shareholders of Indo-Pacific Energy Ltd.

We have audited the consolidated balance sheets of Indo-Pacific Energy Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2000 were reported upon by other auditors. Their report covered the year ended December 31, 2000 contained no reservations and was dated March 23, 2001

BDO INTERNATIONAL

CHARTERED ACCOUNTANTS

Wellington,

New Zealand

April 16, 2003

Comments by Auditors for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. The United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving stock option based compensation described in Note 2, has a material effect on the consolidated financial statements. Our report to the shareholders dated April 16, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements.

BDO INTERNATIONAL

CHARTERED ACCOUNTANTS

Wellington,

New Zealand

April 16, 2003

INDO-PACIFIC ENERGY LTD.

Approved by the Directors:

______________________________ ______________________________

Director Director

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred loses to date of $11,374,077 which includes a net loss for the current period of $2,826,770.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38148 and PEP 38736, has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, the JV encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available is being completed, with a development decision to be made by mid-2003. There are various funding options and development options available, however it is considered that the level of capital commitment for these options can be estimated to be $998,000.

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” as at 30th August 2002. As at December 31, 2002, there was no oil revenue being received from Goldie-1. For further details refer to note 6.

During the 2002 year the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company, however there can be no assurance that the company will be successful.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles which affect the company are referred to in Note 13.

b) Basis of Consolidation

These consolidated financial statements include the accounts of Indo-Pacific Energy Limited. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited., Odyssey International Pty Limited, Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited (which changed its name after balance date to Rata Energy Limited), Millennium Oil & Gas Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. All significant intercompany balances and transactions have been eliminated upon consolidation.

c) Joint Operations

The Company's exploration and development activities are conducted through its wholly-owned subsidiaries, jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities, and refer to the Company as owning such interests.

d) Translation of Foreign Currencies

The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. The majority of revenues are received in US dollars, but revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e) Financial Instruments

Cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g) Property and Equipment

Property and equipment consist of furniture and office equipment, which are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%.

h) Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off an unproved property under one or more of the following conditions:

(i) there are no firm plans for further drilling on the unproved property;

(ii) negative results were obtained from studies of the unproved property;

(iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or

(iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i) Income Taxes

The Company accounts for income taxes under the liability method. This requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using enacted tax rates in effect in the years in which the differences are expected to reverse.

j) Inventory

Inventories of crude oil are valued at the lower of cost and net realizable value.

  Net Loss per Common Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby the new rules are applied on a retroactive basis and did not result in any restatement of the company’s financial statements. The effect of potential issuances of 1,805,000 (2001: 1,168,000) shares under options and, 2,286,845 (2001: 1,226,845) common share warrants would be antidilutive and therefore basic and diluted losses per share are the same.

j) Change in Accounting Policy – Stock Based Compensation

The Company has adopted the new recommendations of CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services.

Consultants

The standard requires that all stock option based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock options are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The company continues to use the fair value method of accounting for stock options granted to director’s, consultants and employees.

Effective from the date of the modification, the company regularly remeasures compensation expense for the options where there has been a substantive change or modification to such options.

For further details refer to Note 7 and 13.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

NOTE 4 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

1. PEP 38328, PEP 38332, PEP 38335, and PPL 228 are currently in the process of being relinquished during early 2003. All capital in relation to these permits has been written off as at 31 December 2002.

  PEP 38720 was relinquished in favour of PEP 38741, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741. (due to PEP 38741 mainly replacing the same physical area as PEP 38720)

  PEP 38723 and ZOCA 96-16 have been relinquished. All capital in relation to these permits has been written off as at 31 December 2002.

4. PPL 192 and PPL 215 are in the process of being replaced as APPL 235.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

a) PMP 38148 - Ngatoro and Goldie Oil Fields

The Company has a 5% participating interest in Petroleum Mining Permit 38148, which includes seven producing oil and/or gas wells in the Ngatoro Oil Field, and a 100% interest in the Goldie sole risk area (reducing to a 40.43% interest upon the sole risk premium being reached).

Gross production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $1,834,712 for the year ended December 31, 2002 (2001: $3,744,036 and 2000: $475,646), from total oil sales of approximately 84,930 barrels (2001: 163,900 and 2000: 17,090 barrels).

The Goldie-1 well was drilled by the Company in February-March 2001 as a sole risk operation and came into production in the second half of March 2001. Under the terms of the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

The ceiling test was applied to the cash revenues from production for Ngatoro and Goldie, discounted by 10%, based on a WTI oil price as at December 31, 2002 of $27.00 per barrel (December 31, 2001: $20.00/bbl and 2000: $26.00/bbl)

At December 31, 2002, PMP 38148 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year, although a waterflood to improve production from the field is envisaged to occur in 2nd quarter 2003.

The Company funded its 5% share of the cost of the Tabla-1 well – estimated to be approximately $680,000 (Company share: $34,000) in 2002. This well remains to be completed and tested with further estimated expenditures required of $95,000 during fiscal 2003.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002 GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PMP 38148. In summary, GPAC’s principal claims are:

(i) That it is entitled to a 92.26% share of production revenues from Goldie;

(ii) That it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues;

(iii) That Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position;

(iv) That the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared; and

(v) That GPAC is entitled to purchase the gas produced.

The Company disputes these claims, and Ngatoro Energy Limited lodged a Statement of Defence with the Court on August 26, 2002. A one week Court hearing of certain of these claims was scheduled for December 16, but at a preliminary (timetabling) hearing on November 21, Justice Wild decided that the full hearing should be deferred to allow time for all claims to be heard in full. The full hearing commenced on 17 March 2003 and is expected to run for three weeks. Pending this litigation and a market for Goldie gas being established, the Goldie-1 well remains shut-in and no action to drill Goldie-2 is being undertaken.

b) PEP 38256

The Company has a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. One-half of the original area was relinquished on October 25, 2000, and a further one-half of the then-current area was relinquished on August 22, 2002. On that date, the duration of the permit was also extended to August 25, 2007. The other participants in PEP 38256 are: AMG Oil (NZ) Limited. (52.5%), Orion Exploration Limited (10%), Durum Energy (New Zealand) Limited (10%) and Magellan Petroleum (NZ) Ltd (7.5%).

At December 31, 2002, PEP 38256 is in good standing with respect to its work commitments and requires the Company to incur minimum exploration expenditures of $4,000 for the 2003 fiscal year. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area.

c) PEP 38328

The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38328 ("PEP 38328"), which was granted on July 1, 1996. The other participant of PEP 38328 is Origin Energy Resources NZ Limited (37.5%). One-half of the original area was relinquished and the permit duration was extended to June 30, 2006, on June 29, 2001.

At December 31, 2002, PEP 38328 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture partner agreed, after balance date, to relinquish this permit as the work to date has shown that it has not proven to be prospective.

d) PEP 38330

The Company has a 34.28% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330"), which was granted on July 1, 1996. The other participants of PEP 38330 are Pancontinental Oil and Gas N.L. (33.22%), Origin Energy Resources NZ Limited (22.5%) and Sun Resources NL (10%).

The Company and the other participants of PEP 38330 drilled the Waingaromia-2 well in 2002. This well proved to be unsuccessful and was plugged and abandoned.

At December 31, 2002, PEP 38330 is in good standing with respect to its work commitments and the Company will be required to fund $14,000 of exploration expenditures for the 2003/04 fiscal year.

e) PEP 38332

The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38332 ("PEP 38332"), which was granted on June 24, 1997. The other participant of PEP 38332 is Origin Energy Resources NZ Ltd (37.5%).

At December 31, 2002, PEP 38332 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture partner agreed, after balance date, to relinquish this permit as the work to date has shown that it has not proven to be prospective.

f) PEP 38335

The Company had a 25% participating interest in Petroleum Exploration Permit 38335 (“PEP 38335”), which was granted on November 29, 1998. The other participants of PEP 38335 were Westech Energy New Zealand (55%), as the operator, Sun Resources NL (7.5%), Pancontinental Oil and Gas NL (7.5%), and Everest Energy Inc. (5%).

The Company and the other participants have completed the initial work program, including the drilling of the Waitaria-2 well. The Company and its joint venture partners agreed during 2002 to relinquish this permit as the work to date had shown that it had not proven to be prospective. At December 31, 2002, the Government had approved the surrender of PEP 38335.

g) PEP 38716

The Company has a 12.3% participating interest in Petroleum Exploration Permit 38716 ("PEP 38716"), which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (24.8%), as the operator, AWE New Zealand Pty Ltd (12.5%), Swift Energy New Zealand Ltd (15%), Preussag Energie GmbH (24%), Springfield Oil and Gas Ltd (4.8%) and Euro-Pacific Energy Pty Ltd (6.6%).

The participants of PEP 38716 were required, and committed, to deepen the Huinga-1A exploration well prior to January 31, 2002. Due to delays in rig availability, the New Zealand Government agreed to delay this requirement to July 31, 2002. The well was drilled during the second quarter, 2002. Oil was recovered on a DST of Kapuni Group sands, but an extensive testing programme failed to establish commercial hydrocarbon production and the well was consequently plugged and suspended.

At December 31, 2002, PEP 38716 is in good standing with respect to its work commitments and the Company will be required to fund $142,000 of exploration expenditures for the 2003 fiscal year. The Company’s interest in the permit will increase to 14.05% after the balance date, as a consequence of the decision by AWE to withdraw from the permit.

h) PEP 38720

The Company had a 100% participating interest in, and was the operator of, Petroleum Exploration Permit 38720 ("PEP 38720"), which was granted on September 2, 1996, and expired on September 1, 2001.

The Company completed the work program required for the first five year term that included drilling the Clematis-1 exploration well. An “Acceptable Frontier Offer” (“AFO”) was submitted and approved by the New Zealand government over part of the area of PEP38720. This was subsequently awarded as PEP 38741 on May 24, 2002.

i) PEP 38723

The Company had a 30% participating interest in, and was the operator of, Petroleum Exploration Permit 38723 ("PEP 38723") which was granted on October 30, 1997. The other participants in PEP 38723 were Gondwana Energy (NZ) Ltd. (20%) and Tap (New Zealand) Pty Ltd (50%).

The first term of this permit expired on 29 October, 2002, with the permit not being renewed for a second term. The Company has secured certain areas of this permit that are considered prospective under an application to extend the areas of the adjacent permits, PEP 38741 and PEP 38748, after balance date.

j) PEP 38741

The Company has a 30% participating interest in, and is operator of, Petroleum Exploration Permit 38741 (“PEP 38741”), which was granted on May 24, 2002. The other participants in PEP 38741 are Durum Energy (New Zealand) Limited (20% ) and Tap (New Zealand) Pty Limited (50%).

As at December 31, 2002, PEP 38741 is in good standing with respect to its work commitments, and requires the Company to incur $89,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PEP 38741 and adjacent permit areas in first quarter 2003.

k) PEP 38746

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38746 (“PEP 38746”), which was granted on August 8, 2002. The other participants in PEP 38746 are Magellan Petroleum (NZ) Ltd (25%), Tap (New Zealand) Pty Limited (25%) and AWE New Zealand Pty Ltd (25%).

As at December 31, 2002, PEP 38746 is in good standing with respect to its work commitments, and requires the Company to incur $676,000 of drilling expenditure for the latter part of the 2003 fiscal year, being the drilling of an exploration well.

l) PEP 38738

The Company has a 50% participating interest in, and is operator of, Petroleum Exploration Permit 38738 (“PEP 38738”), which was originally granted on January 15, 2000 and was acquired by the Company in October 2002. The other participant in PEP 38738 is Cheal Petroleum Limited (50%) The current participants agreed after the balance date to assign 33% to IRM Malaysia Inc., thereby reducing their interests to 33.5% each.

PEP 38738 was acquired from Marabella Enterprises Ltd. and Springfield Oil & Gas Pty Ltd in return for a 25% net profits royalty. The burden of this royalty is now shared by Cheal Petroleum, and IRM in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum will each receive a 3.5% ad valorem royalty from IRM while retaining a 50% burden of the 25% accounting profits royalty.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. The participants in PEP 38738 will undertake further testing of the Cheal 1 well, aimed at establishing the potential for commercial development.

As at December 31, 2002, PEP 38738 is in good standing with respect to its work commitments, and requires the Company complete the re-entry of the Cheal well in 2003. The Company estimates it will incur a further $216,000 of expenditure in fiscal 2003.

m) PEP 38736

The Company has a 45% participating interest in, and is operator of, Petroleum Exploration Permit 38736 ("PEP 38736"), which was granted on July 14, 1999. The other parties are Claire Energy Pty Limited (25%) and Tap (New Zealand) Pty Limited (30%).

The Company was required to drill a well by July 14, 2002 and has fulfilled this obligation by drilling the Kahili-1 well during December 2001 and January 2002. The well successfully recovered oil during an open-hole test. Sales of this oil totalled $11,213 from approximately 428 barrels. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development.

A review of the development options available is being completed, with a development decision to be made by mid-2003. It is anticipated that the Company’s share of development costs is likely to be in the order of $998,000

As at December 31, 2002, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company estimates it will incur a further $5,000 of permit maintenance expenditure in fiscal 2003.

n) PEP 38748

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38748 ("PEP 38748"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (50%).

An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government after balance date on February 13, 2003.

As at December 31, 2002, PEP 38748 is in good standing with respect to its work commitments, and requires the Company to incur $49,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PEP 38748 and adjacent permit areas in first quarter 2003.

o) PEP 38480

The Company has a 75% participating interest in, and is operator of, Petroleum Exploration Permit 38480 ("PEP 38480"), which was granted on August 8, 2002. The other participant is Durum Energy (New Zealand) Limited (25%). PEP 38480 is situated offshore, in the northern Taranaki Basin.

As at December 31, 2002, PEP 38480 is in good standing with respect to its work commitments, and requires the Company to undertake a 2D seismic programme to detail prospects in the permit area, at an estimated cost of $54,000. This programme was acquired after the balance date, in February 2003.

p) PEP 38753

The Company has a 50% participating interest in, and is operator of, Petroleum Exploration Permit 38753 ("PEP 38753"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (25%).

Seismic reprocessing and interpretation is in progress, during late 2002 and early 2003, as precursor work to the drilling of an exploration well in third quarter, 2003.

As at December 31, 2002, PEP 38753 is in good standing with respect to its work commitments, and required the Company to incur $341,000 exploration expenditure for the 2003 fiscal year.

q) PPP 38761

The Company has a 27.5% participating interest in, and is operator of, Petroleum Prospecting Permit 38761 ("PPP 38761"), which was granted after balance date, on February 13, 2003. The other parties are Magellan Petroleum (NZ) Limited (12.5%), Tap (New Zealand) Pty Limited (50%) and Durum Energy (New Zealand) Ltd (10%).

PPP 38761 requires the Company to incur $142,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PPP 38761 and adjacent permit areas in first quarter 2003.

AUSTRALIA

Unless otherwise indicated, offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with undeducted exploration expenditures compounded forward at the Long-term Bank Rate ("LTBR") plus 15% and project expenditures at LTBR plus 5%.

r) AC/P19

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 (“AC/P 19”) which was granted on May 30, 1997, and is now to expire December 31, 2003. AC/P 19 and AC/P 31 are subject to a maximum 5% carried interest option to Lonman Pty Ltd, convertible, if exercised, to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003. The Company is required to complete a further program including drilling one exploration well by December 2003.

As at December 31, 2002, AC/P 19 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $4,231,000 of exploration expenditures to be incurred. This expenditure will be significantly reduced by farmout or sale to a third party; otherwise the permit will be surrendered.

s) AC/P31

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 (“AC/P 31”), which was granted on September 12, 1999.

The Company is required to complete a further program including acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

At December 31, 2002, AC/P 31 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $24,000 of permit maintenance and seismic expenditures to be incurred.

t) AC/P26

The Company has a 50% participating interest in Ashmore-Cartier Permit 26 (“AC/P 26”), which commenced on February 26, 1998. The other participant in AC/P26 is Ashmore Oil Pty Ltd (50%) as operator (a wholly owned subsidiary of West Oil Pty Limited). AC/P 26 is subject to a maximum 5% carried interest option to Lonman Pty Ltd which is convertible to an equivalent participating interest, if exercised, upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

By an agreement dated December 18 2001, Anadarko Petroleum Ltd (“Anadarko”) agreed to fund the entire cost of the obligation well due by May 25, 2002, for an option to take up 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002. Subsequently, Anadarko decided not to exercise the option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

At December 31, 2002, AC/P26 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

u) ZOCA 96 16

The Company had a 10% participating interest in the Zone of Cooperation Area 96 16 ("ZOCA 96 16") which commenced on November 14, 1996. The other participants in ZOCA 96-16 were Phillips Petroleum Ltd (66%), as operator, Norwest Energy N.L., (14%) and West Oil N.L. (10%).

The Company and all its co-participants except Phillips elected to withdraw from this permit in 2002 as it was not deemed prospective. The documentation for this withdrawl was approved and registered on December 13, 2002.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by local landowners. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances. (by way of an Application for Variation of the Work Program)

v) PPL 192 (and APPL 235)

The Company has a 60% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 192 ("PPL 192"), which was granted on January 28, 1997. The other participants of PPL 192 are Durum Energy (PNG) Ltd (20%), Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first three years to January 28th 2000, including acquiring seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002. The Company has been negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months. The application for the permit: APPL 235 is currently awaiting approval from the Papua New Guinea Department of Mines and Energy. Mosaic and Continental have notified that they do not wish to take an interest in APPL 235, so the interests in the APPL 235 are 90% to the Company (who would be operator of the new licence) and 10% to Durum Energy (PNG) Ltd.

At December 31, 2002, PPL 192 is on hold with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. Any work is awaiting the decision of the Papua New Guinea Government’s Petroleum Advisory Board on the award of APPL 235. The Company’s share of work commitments for APPL 235 for the 2003 fiscal year, if awarded, requires no exploration expenditures to be incurred, but in year 2 requires a well to be drilled at an estimated cost of $5,252,000. The Company would seek to fund this expenditure by farmout to third parties.

w) PPL 215 (and APPL 235)

The Company has an 80% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 215 ("PPL 215") that was granted on May 6, 1999. The other participants of PPL 215 are Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first two years, including acquiring seismic data. This licence is being explored in conjunction with PPL 192 and the Company is negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months.

At December 31, 2002, PPL 215 is on hold with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

x) PPL 228

The Company had a 10% participating interest in Petroleum Prospecting Licence No. 228 ("PPL 228"), which was awarded on June 26, 2001. The other participants in PPL 228 are Santos Ltd. (40%), as the operator, Victoria Petroleum N.L. (15%), First Australian Resources N.L. (12.5%), Highland Petroleum Ltd (12.5%) and Bligh Oil & Minerals N.L. (10%), through their respective PNG subsidiaries.

The licence includes part of the area of the previously held PPL 213 licence, in which the Tumuli-1 exploration well was drilled, and which was surrendered on June 18, 2001.

At December 31, 2002, PPL 228 was in good standing with respect to its work commitments and would not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

The PPL 228 joint venture is currently seeking to surrender this permit, in conjunction with a top file application for a further permit over a similar area. The Company agreed (after balance date) to not join in this new application and therefore effectively withdrew from the licence.

y) PRL 4 and PRL 5

The Company has a 7.5% participating interest in Petroleum Retention Licence No. 4 ("PRL 4") that was awarded on September 1, 2000, over the Stanley discovery area, and PRL 5, which was awarded on February 15, 2000, over the Elevala and Ketu discoveries. The other participants in PRL 4 and PRL 5 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%), through their respective PNG subsidiaries.

At December 31, 2002, PRL 4 and 5 are in good standing with respect to work commitments and require the Company to incur minimum exploration expenditures of $5,000 for the 2003 fiscal year.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) The Company entered into an agreement with Trans-Orient Petroleum Ltd. (“Trans-Orient”) to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an “A” Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants (“B” Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original “A” warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company, in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. In addition, series “B” warrants to be acquired in the event of discovery, equal in number to the number of “A” warrants exercised, were repriced to $2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal.

From the properties originally transferred, only PEP 38256, PEP 38328, PEP 38332, PRL 4 & 5, PPL 192 & 215 and AC/P 26 remain prospective and liable to be affected by the “B” Warrant requirements.

b) Due from Related Parties

At December 31, 2002, the Company is owed $52,065 (December 31, 2001: $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

In addition, TAG Oil Ltd, a related party, owe the Company $308,000 as a result of a buy-in into permit 38741. This amount is included within the accounts receivable balance.

c) Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd.

Refer to Note 4

d) Other

During the 2002 fiscal year, the Company incurred $152,177 (2001 fiscal year $111,942, 2000 fiscal year - $81,275) in remuneration to the president of the company and $24,245 (2001 fiscal year $21,581, 2000 fiscal year - $23,439) in rent to a trust in which the President of the Company is a trustee.

All other directors received a total remuneration of $12,001 during fiscal 2002. (2001: $Nil; 2000: $Nil)

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development operations jointly with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the next fiscal year is approximately $7,085,000, of which, an unrelated third party (IRM Malaysia Inc.) has agreed to fund operations in PEP 38738 at a level in excess of their working interest.

The Company’s commitments under licence obligations are summarized as follows:

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to “Farm-Out” major expenditures, as explained in Note 1, and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

b) Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim is for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel has been engaged and NEL has filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. The Judge has reserved judgement. Counsel considers it unlikely that the claim will succeed. Furthermore the Company will be seeking damages.

For further details, see Note four - PMP 38148.

c) Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

d) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 7 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.

During fiscal 2001 the Company consolidated its shares on a 1 for 5 basis, resulting in the issued shares being reduced from 32,446,622 common shares to 6,489,324 common shares, representing a recorded value of $19,478,365. The number of shares shown for the periods prior to 2001 have been adjusted as if this consolidation had applied retrospectively to those periods. All references and calculations, in these financial statements, involving the Company’s number of shares (or options or warrants) have been similarly adjusted.

  Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at December 31, 2002:

The weighted average exercise price for options outstanding at December 31, 2002 is $1.08 (December 31, 2001: $1.25). No options were exercised during the year.

The weighted average exercise price for options fully vested at December 31, 2002 is $1.09 (December 31, 2001: $1.25). No options were exercised during the year.

  Drew Cadenhead resigned as director on March 24, 2003. His options (100,000) will lapse on May 8, 2003.

  Alex Guidi ceased to be a consultant on December 31, 2002. His options (200,000) lapsed on February 14, 2003.

A summary of stock option activities for the years presented is as follows:

In addition to the above movement in options outstanding during the year, with effect from October 15, 2002, the vesting terms of existing options were varied and some options were repriced.

The stock option compensation cost recognized as an expense for the year ended December 31, 2002 is $274,080 (December 31, 2001 and 2000: Nil). This cost is based on the estimated fair value of all options that were issued during the year, using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

Expected dividend yield 0.00%

Expected price volatility 96.00%

Risk-free interest rate 3.55%

Expected life of option 1.8 to 2 years

c) Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2002:

(1) The price per share of the Warrants issued on Sept 12, 2002 increases to $1.15 for the period September 12, 2003 to September 12, 2004.

(2) Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

(3) The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

A summary of share purchase warrant activities for the years presented is as follows:

(1) The 836,845 Series A Warrants, granted in 2000, were exercisable at a price of $2.50 until March 29, 2001, and thereafter at a price of $3.75 per share until March 29, 2002. The Series A Warrants also carry the right, after exercise, and upon a commercial discovery in certain properties, to call for the issue of a Series B Warrant for each A Warrant exercised. As the issue of the B Warrants is conditional, they are not included in the number of warrants outstanding.

(2) In January 2002, the terms of the “A” and “B” Warrants were amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be available in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

  During the fiscal 2002 year, previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. The expiry date for warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3 2002, to July 3 2003. 1,250,000 warrants to purchase shares of the Company were issued on Sept 12, 2002, exercisable at a price of $0.90 to Sept 12, 2003 and $1.15 to Sept 12, 2004.

NOTE 8 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the 2002, 2001 and 2000 fiscal years:

Due to net losses incurred for the 2002 and 2000 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive for those years.

NOTE 9 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 39.12% (44.12% for the fiscal 2001 and 2000 year) and the provision for income taxes is as follows:

In Canada the Company has non-capital losses of approximately Cdn$2.02 million (December 31, 2001 - Cdn$1.87 million) available for future deduction from taxable income derived in Canada, which expire as follows:

In addition, in Canada, at December 31, 2002, the Company has approximately Cdn$1.63 million (December 31, 2001 - Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. The Company also has losses and deductions of approximately NZ$25.94 million (December 31, 2001: NZ$18.22 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea.

Significant components of the Company’s deferred tax assets are comprised of the following at December 31, 2002 calculated at 39.12% (December 31, 2001 and 2000: 44.12%):

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the future tax assets based on actual and forecasted operating results.

The increase in the valuation allowance of $1,033,056 is attributed to the following:

- current year provision 834,254

- timing differences not booked 850,669

- change in tax rate (589,434)

- tax losses forfeited (62,433)

1,033,056

NOTE 10 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

NOTE 11 - SUBSEQUENT EVENTS

A gas prepayment agreement was entered into with a New Zealand company, Natural Gas Corporation Holdings Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs. This money was received on April 3 2003. In return NGC are able to receive a prepurchase of the first $1,050,400 of gas supplied by the Company to NGC, under contracts to be freely negotiated at existing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within three months of notification, the Company is free to seek other markets for the gas

There were no other events subsequent to December 31, 2002, (other than those disclosed in Note 4) which would have a significant effect on these financial statements.

NOTE 12: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

For Year to December 31, 2002:

For Year to December 31, 2001:

For Year to December 31, 2000:

NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

a) Assets

Marketable Securities and Investments. Under Canadian GAAP the Company’s marketable securities and investments are reported at cost, or, for other than a temporary decline in value from cost, at market value. Under US GAAP the Company’s marketable securities and investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

b) Stockholders’ Equity

  Contributed Surplus

Under Canadian GAAP, CICA issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is to:

  require the cost of stock options issued, or repriced in the 2002 or subsequent years, to both employees and non-employees to be booked as an expense, and require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $274,080 being recorded in these financial statements for the 2002 year.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the company’s common shares exceeds the exercise price on the date of grant. During 2001 the Company repriced all outstanding options. The repriced options are accounted for under variable accounting and compensation cost is recognized for the difference between the exercise price and the market price of the common shares until such options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees, the Company uses the fair value model for determining stock option compensation cost of options granted. Although similar to the fair value based method adopted for Canadian reporting purposes, US GAAP requires that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned.

The Common Stock and Warrant issuance expense comprises a discount on shares issued to insiders on September 12, 2002 and the fair value of warrants issued on the same date. The discount on the 1,250,000 common shares was calculated as the difference between the market value at the date of issue ($1.10) and the discounted share price ($0.80) and applied to the total number of shares issued. The fair value of each warrant is estimated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield 0.00%

Expected price volatility 96.00%

Risk-free interest rate 4.50%

Expected life of option 1.67 years

ii) Accumulated Deficit

The effects of Note 13(b) i) on accumulated deficit are as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c) Net Profit/(Loss) for the Year

The following are the effects of Note 13 (b) on Net Profit/(Loss) for the 2002, 2001 and 2000 fiscal years:

d) Earnings/(Loss) per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2002, 2001, and 2000 fiscal years:

Due to net losses incurred for the 2002 and 2000 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

e) New Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, an amendment of SFAS 123, Accounting for Stock-Based Compensation, which provides alternatives for companies electing to account for stock-based compensation using the fair value criteria established by SFAS 123. The Company intends to continue to account for stock-based compensation under the provisions of APB No. 25.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, effective for the fiscal years beginning after June 8, 2002. This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Company does not expect that the adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

During 2002, the company early adopted FASB statement No 145, rescission of FASB Statements No 4, 44 and 64, amendment of FSAB No 13 and Technical Corrections (“SFAS No. 145”). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The Company does not expect this interpretation to have a material effect on its consolidated financial statements.

In November 2002, the FASB issued FSAB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements guarantees, including indirect guarantees of indebtedness of others”, which addresses the accounting for and disclosure of guarantees. Interpretation 45 requires a guarantor to recognize a liability for the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The disclosure requirements are effective for interim and annual financial statements ending December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of interpretation 45 issued or modified after December 31, 2002. The adoption of Interpretation No. 45 is not expected to have a material effect on the Company’s financial statements.

December 31,	2002	2001	2000

Numerator, net profit/(loss) for the year
under US GAAP	($3,297,043)	$ 204,274	($ 3,186,035)

Denominator: - Basic
Weighted average number of shares
under Canadian GAAP	6,869,461	6,489,324	6,160,074
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	6,869,461	6,489,324	6,160,074

Basic earnings/(loss) per share under U.S. GAAP	($0.48)	$ 0.03	($0.52)

Denominator: - Diluted
Weighted average number of shares
under Canadian GAAP	6,869,461	6,680,384	6,160,074
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	6,869,461	6,680,384	6,160,074

Diluted earnings/(loss) per share under U.S. GAAP	($0.48)	$ 0.03	($0.52)

December 31,	2002	2001	2000

Net profit/(loss) for the year under
Canadian GAAP	($ 2,826,770)	$ 1,108,799	($ 2,871,035)

Add back Canadian GAAP compensation cost	274,080	-	-
Stock Option compensation cost
employees	(35,524)	(584,036)	(315,000)
stock options issued during the year	69,921	(320,489)	-
Common stock and warrant placement expense	(778,750)	-	-

Net profit/(loss) for the year U.S. GAAP	($ 3,297,043)	$ 204,274	($ 3,186,035)

Comprehensive income adjustment for year	-	-	(70,000)

Net Comprehensive income/(loss) for the year U.S. GAAP	($ 3,297,043)	$ 204,274	($ 3,256,035)

December 31,	2002	2001

Accumulated deficit under Canadian GAAP	($11,374,077)	($8,547,307)

Add back compensation stock (Canadian GAAP)	274,080	-

Stock option compensation cost (US GAAP)
Employees	(35,524)	(548,036)
Non-employees	69,921	(320,489)
Common stock and warrant placement expense	(778,750)	-
	(11,844,350)	(9,451,832)
Cumulative historical adjustments
required under US GAAP	(2,079,139)	(1,174,614)

Accumulated deficit under U.S. GAAP	($ 13,923,489)	($ 10,626,446)

December 31,	2002	2001

Contributed surplus under Canadian GAAP	$ 274,080	-
Less compensation stock (Canadian GAAP)	(274,080)	-
Stock option compensation cost (recovery)
Employees	35,524	584,036
Non-employees	(69,921)	320,489
Common stock and warrant placement expense	778,750	-
Cumulative historical adjustments to date	2,079,139	1,174,614

Common stock under U.S. GAAP	$ 2,823,492	$ 2,079,139

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	475,646	-	-	475,646
Production expenses	-	(171,705)	-	-	(171,705)
Net Production Income	-	303,941	-	-	303,941
Interest income	222,176	2,373	-	-	224,549
Administrative expenses	(524,013)	(176,544)	(16,654)	(26,389)	(743,600)
Write-off of oil and gas properties	-	(1,830,655)	(357,509)	(537,761)	(2,725,925)

Net income/(loss) before other items	(301,837)	(1,700,885)	(374,163)	(564,150)	(2,941,035)

Other Items	-	70,000	-	-	70,000
Net income/(loss)	($ 301,837)	($ 1,630,885)	($ 374,163)	($ 564,150)	($ 2,871,035)

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	3,744,036	-	-	3,744,036
Production expenses	-	(1,288,105)	-	-	(1,288,105)
Net Production Income	-	2,455,931	-	-	2,455,931
Interest income	25,788	69,166	-	-	94,954
Administrative expenses	(261,747)	(451,736)	(7,020)	(15,121)	(735,624)
Write-off of oil and gas properties	-	(678,352)	(20,299)	(7,811)	(706,462)

Net income/(loss)	($235,959)	$ 1,395,009	($27,319)	($22,932)	$ 1,108,799

Oil and Gas properties	-	5,167,589	926,882	1,999,270	8,093,741
Office Assets	26,341	43,862	-	-	70,203
Due from Related Parties	-	28,395	-	-	28,395
Other Non-current Assets	-	-	-	-	-
Current Assets	569,475	3,117,350	4,933	7,081	3,698,839
Total Assets	$ 595,816	$ 8,357,196	$ 931,815	$ 2,006,351	$ 11,891,178

Specific Items:
Amortization expense	27,808	39,534	-	-	67,342
Purchase of property and equipment	-	(12,710)	-	-	(12,710)

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(1,063,503)	-	-	(1,063,503)
Net Production Income	-	782,422	-	-	782,422
Interest income	8,301	21,217	-	-	29,518
Administrative expenses	(300,082)	(1,120,408)	160,482	679,112	(580,896)
Stock compensation expense	(274,080)	-	-	-	(274,080)
Write-off of oil and gas properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income/(loss)	($565,861)	($ 2,848,796)	($70,296)	$ 658,183	(2,826,770)

Oil and Gas properties	-	4,508,660	966,635	2,047,873	7,523,168
Office Assets	-	28,455	-	-	28,455
Due from Related Parties	-	55,410	24,474	(27,819)	52,065
Other Non-current Assets	-	-	-	-	-
Current Assets	516,174	1,625,263	10,013	6,807	2,158,257
Total Assets	$ 516,174	$ 6,217,788	$ 1,001,122	$ 2,026,861	$ 9,761,945

Specific Items:
Amortization expense	25,974	27,033	-	-	53,007
Purchase of property and equipment	-	(11,529)	-	-	(11,529)

December 31,	2002	2001

Resource and other unused tax pools	404,372	456,056
Net operating loss carry-forwards	5,829,852	4,745,112

	6,234,224	5,201,168
Valuation allowance	(6,234,224)	(5,201,168)

	$ -	$ -

2003	662,559
2004	-
2005	153,875
2006	131,714
2007	286,535
2008	382,213
2009	405,459

Cdn$ 2,022,355

	2002	2001	2000

Net profit/ (loss) for the year before tax	($2,826,770)	$ 1,108,799	($2,871,035)

Provision for / (benefit of) tax at Canadian statutory rate (39.12%)	(1,105,832)	489,202	(1,266,700)
Effect of varying tax rates in other jurisdictions	118,638	(97,059)	285,695
Permanent differences	152,940	40,904	(90,430)
Benefit of prior year losses realized	-	(573,971)	-
Increase in valuation allowance	834,254	140,924	1,071,435

Income Tax Provision	$ -	$ -	$ -

	2002	2001	2000

Numerator, net profit/ (loss) for the year	(2,826,770)	1,108,799	(2,871,035)

Denominator:
Weighted-average number of shares - basic	6,869,461	6,489,324	6,160,074

Basic earnings/(loss) per share	($0.41)	$ 0.17	($0.47)

Denominator:
Weighted-average number of shares - diluted	6,869,461	6,680,384	6,160,074

Diluted earnings/(loss) per share	($0.41)	$ 0.17	($0.47)

Description	Number	Exercise Price
Of Activity	of Shares	per Share

Outstanding at December 31, 2000(1)	1,226,845	$2.00 – 2.50

Granted/(cancelled) in 2001	-	-

Outstanding at December 31, 2001	1,226,845	$2.00 – 3.75	(2)

Granted in 2002	1,250,000	$0.90
Cancelled in 2002	(190,000)	$2.00

Outstanding at December 31, 2002(2)(3)	2,286,845	$0.90 - 2.00

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
200,000	$2.00	July 3, 2003
1,250,000	$0.90 (1)	Sept 12, 2004
Series A Warrants(2)
836,845	$1.25 (3)	December 31, 2003

2,286,845

Description	Number	Exercise Price
Of Activity	Of Shares	per Share

Outstanding at December 31, 1999	200,000	$12.50

Granted in 2000: non-vesting	400,000	$3.00
Granted in 2000: vesting	733,600	$2.50
Cancelled (lapsed)	(200,000)	$12.50
Outstanding at December 31, 2000	1,133,600	$2.50 - 3.00

Granted in 2001: vesting	71,200	$2.50
Cancelled in 2001: vesting	(36,800)	$2.50

Outstanding at December 31, 2001	1,168,000	$1.25

Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (lapsed)	(56,000)	$1.25

Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25

Number	Type of Option	Date Fully	Number Vested at	Exercise Price	Expiry
of Shares		Vested	December 31, 2002	Price per Share	Date

300,000	Performance shares	-	-	$1.00	October 15, 2007
150,000	Vesting	April 15, 2004	37,500	$1.00	July 6, 2005
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	187,500	$1.00	July 6, 2005
160,000	Vesting	April 15, 2004	60,300	$1.25	July 6, 2005
250,000 (2)	Vesting	October 15, 2003	150,000	$1.25	July 6, 2005
100,000 (1)	Vesting	April 15, 2004	25,000	$0.90	October 15, 2007
100,000	Vesting	October 15, 2003	25,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2004	12,500	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	35,500	$1.25	March 26, 2006

1,805,000			733,300

	Number
Issued and fully paid:	of Shares	Amount

Balance at December 31, 2000	6,489,324	$ 19,478,365

Issued during the 2001 fiscal year	-	-

Balance at December 31, 2001	6,489,324	$ 19,478,365

Issued during the 2002 fiscal year	1,250,000	1,000,000

Balance at December 31, 2002	7,739,324	$ 20,478,365

Period: Period:	Commitment
Within 1 year	$ 7,085,000
More than 1 year and within 2 years	6,283,000
More than 2 year and within 3 years	6,158,000
More than 3 year and within 4 years	-
More than 4 years	-

$ 19,526,000

	Net Book	Expenditure		Depletion/	Net Book
	Value at	Additions	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	During the	December 31,
	2001	Year	Year	Year	2002
Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field	277,684	70,096	-	(48,171)	299,609
PMP 38148 – Goldie Oil Field	485,163	75,718	-	(58,320)	502,561

Total Proved	$762,847	$145,814	-	($106,491)	$802,170
Unproved:
New Zealand
PEP 38256 – Exploration	113,894	-	-	-	113,894
PEP 38328 – Exploration[1]	496,584	20,050	-	(516,634)	-
PEP 38330 – Exploration	280,338	119,645	-	(221,186)	178,797
PEP 38332 – Exploration[1]	450,267	26,185	-	(476,452)	-
PEP 38335 – Exploration[1]	86,465	1,874	-	(88,339)	-
PEP 38716 – Exploration	453,795	475,561	-	(846,318)	83,038
PEP 38720 – Exploration [2]	1,181,690	(934,568)	(93,317)	(153,805)	-
PEP 38723 – Exploration [3]	134,272	35,554	-	(169,826)	-
PEP 38736 – Exploration	1,199,598	1,200,097	-	-	2,399,695
PEP 38738 – Exploration	-	601	-	-	601
PEP 38480 – Exploration	-	-	-	-	-
PEP 38741 – Exploration [2]	-	930,343	-	-	930,343
PEP 38746 – Exploration	-	-	-	-	-
PEP 38748 – Exploration	-	-	-	-	-
PEP 38753 – Exploration	-	-	-	-	-

New licences/ventures	7,844	87,642	-	(39,200)	56,286
Australia
AC/P 19 – Exploration	446,669	256,678	-	-	703,347
AC/P 31 – Exploration	11,014	11,851	-	-	22,865
AC/P 26 – Exploration	233,469	20,950	(57,896)	-	196,523
ZOCA 96-16 – Exploration [3]	235,727	15,653	-	(251,380)	-
Papua New Guinea

PPL 192 – Exploration [4]	870,232	13,810	-	-	884,042
PPL 215 – Exploration	403,377	17,031	-	-	420,408
APPL 235 – Exploration[4]	-	-	-	-	-
PPL 228 – Exploration	2,960	17,634	-	(20,594)	-
PRL 4 – Stanley Retention	73,660	4,313	-	-	77,973
PRL 5 – Elevala Retention	649,039	4,147	-	-	653,186

Total Unproved	7,330,894	2,325,051	(151,213)	(2,783,734)	6,720,998

Total Proved & Unproved	$ 8,093,741	$ 2,470,865	$ (151,213)	$ (2,890,225)	$ 7,523,168

	2002	2001

Furniture and office equipment	81,462	318,027

Accumulated amortization	(53,007)	(247,824)

	$ 28,455	$ 70,203

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
For the Years Ended December 31,	2002	2001	2000

Accounting and audit	122,276	100,943	44,611
Consulting fees	114,542	95,887	41,213
Corporate relations and development	112,056	91,672	95,385
Amortization	53,007	67,342	60,575
Filing and transfer agency fees	9,431	3,786	16,997
Foreign exchange loss (gain)	(151,049)	8,128	95,563
Sale of licences (net)	(53,457)	-	-
Legal	55,397	214,604	159,948
Office and miscellaneous	274,863	117,581	107,047
Printing	38,835	24,226	40,026
Rent (Note 5)	24,245	35,307	43,481
Telephone	20,050	25,764	27,931
Travel and accommodation	41,871	46,516	50,588
Wages and benefits	322,283	275,691	169,741

Gross general and administrative expenses	984,350	1,107,447	953,106

Recovery of general and administrative expenses	(403,454)	(371,823)	(209,506)

Net general and administrative expenses	$ 580,896	$ 735,624	$ 743,600

For the Years Ended December 31,	2002	2001	2000
Purchase of Oil and Gas Properties from Trans-Orient Petroleum Limited
Purchase of oil and gas properties	-	-	$ (4,097,360)

Gross overriding royalties issued	-	-	1
Marketable securities transferred	-	-	222,319
Investments transferred	-	-	670,000
Gain on investments transferred	-		70,000
Loan balance forgiven	-	-	1,062,211
Foreign exchange translation effect	-	-	(19,283)
Common stock issued as consideration for the	-
purchase of oil and gas properties	-	-	2,092,112

	-	-	$ 4,097,360

Stock option compensation	$ 274,080	-	-

Consolidated Statements of Cash Flows
– Supplemental Disclosure of Non-cash Financing and Investing Activities
(Expressed in United States Dollars)

Operating Activities
Net income/(loss) for the year	(2,826,770)	1,108,799	(2,871,035)
Adjustments to reconcile net income/(loss) to
cash applied to operating activities:
Depletion	106,491	266,329	112,332
Write-off of oil and gas properties	2,783,734	706,462	2,725,925
Amortization	53,007	67,342	60,575
Stock Option Compensation	274,080	-	-
Loss (gain) on disposal of investments/licences	(53,457)	-	(70,000)
Changes in non-cash working capital:
Accounts receivable	(394,587)	(95,471)	(71,418)
Prepaid expenses and deposits	(48,588)	(62,796)	11,382
Inventory	(5,423)	-	-
Accounts payable and accrued liabilities	(564,470)	235,402	(111,207)
GST payable	(12,073)	48,507	(1,609)

Net cash provided by (used in) operating activities	(688,056)	2,274,574	(215,055)
Financing Activities
Share Issue	1,000,000	-	-

Net cash provided by financing activities	1,000,000	-	-
Investing Activities
Due from related parties	(23,670)	51,443	(17,171)
Purchase of property and equipment	(11,259)	(12,710)	(41,449)
Proceeds from Sale of Licence’s	198,299	-	-
Oil and gas properties	(2,464,494)	(1,919,071)	(1,701,808)
Net cash used in investing activities	(2,301,124)	(1,880,338)	(1,760,428)

Net increase (decrease) in cash	(1,989,180)	394,236	(1,975,483)
Cash and cash equivalents -
Beginning of year	3,282,007	2,887,771	4,863,254
Cash and cash equivalents – Year end	$ 1,292,827	$ 3,282,007	$ 2,887,771

For the Years Ended December 31,	2002	2001	2000

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount	Surplus	Deficit	Equity

Balance at December 31, 1999	5,652,479	$ 17,386,253	-	($6,785,071)	$ 10,601,182

Common stock issued for purchase
from Trans-Orient Petroleum Ltd	836,845	2,092,112	-	-	2,092,112
(Note 5)
Net loss during the year	-	-		(2,871,035)	(2,871,035)

Balance at December 31, 2000	6,489,324	$ 19,478,365	-	($9,656,106)	$ 9,822,259

Net profit during the year	-	-	-	1,108,799	1,108,799

Balance at December 31, 2001	6,489,324	$ 19,478,365	-	($8,547,307)	$ 10,931,058

Issued during fiscal year 2002 (note 7(a))	1,250,000	1,000,000	-	-	1,000,000
Stock Option Compensation	-	-	274,080	-	274,080
Net loss during the year	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	$20,478,365	$274,080	($11,374,077)	$ 9,378,368

For the Years Ended December 31, 2002, 2001, and 2000 1999 1998

Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

Net income/(loss) for the year
before other items
	(2,826,770)	1,108,799	(2,941,035)

Other Items
Gain on disposal of investments	-	-	70,000

Net profit/(loss) for the year before tax
	(2,826,770)	1,108,799	(2,871,035)

Income tax expense (Note 9)	-	-	-

Net profit/(loss) for the year after tax
	(2,826,770)	1,108,799	(2,871,035)

Deficit – Beginning of Year	(8,547,307)	(9,656,106)	(6,785,071)

Deficit – End of year
	($11,374,077)	($8,547,307)	($9,656,106)

Basic earnings/(loss) per share (Note 8)	($0.41)	$ 0.17	($ 0.47)

Diluted earnings/(loss) per share (Note 8)	($0.41)	$ 0.17	($0.47)

Other Income
Interest income	29,518	94,954	224,549

Expenses
General and administrative (Schedule)	(580,896)	(735,624)	(743,600)
Stock option compensation expense (7(b))
	(274,080)	-	-
Write-off of oil and gas properties	(2,783,734)	(706,462)	(2,725,925)

Production Income:
Oil and gas sales	1,845,925	3,744,036	475,646
Production operating costs	(772,805)	(652,240)	(35,411)
Royalties	(184,207)	(369,536)	(23,962)
Depletion	(106,491)	(266,329)	(112,332)

Net Production Income	$782,422	$2,455,931	$303,941

For the Years Ended December 31,	2002	2001	2000

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

Liabilities

Current
Accounts payable and accrued liabilities	383,577	960,120

Total Liabilities	$383,577	$960,120

Commitments and Contingencies (Notes 1 and 6)

Stockholders’ Equity

Common stock without par value (Note 7);
unlimited number of shares authorized;
Issued and outstanding at December 31, 2002:
7,739,324 shares; and at December 31, 2001: 6,489,324	20,478,365	19,478,365
Contributed surplus	274,080	-
Accumulated deficit	(11,374,077)	(8,547,307)

Total Stockholders’ Equity	$9,378,368	$10,931,058

Total Liabilities and Stockholders’ Equity
	$ 9,761,945	$ 11,891,178

Assets

Current
Cash and cash equivalents	1,292,827	3,282,007
Accounts receivable	709,895	315,308
Inventory	5,423	-
Prepaid expenses and deposits	150,112	101,524

	2,158,257	3,698,839

Due from related parties (Note 5)	52,065	28,395
Property and equipment (Note 3)	28,455	70,203
Oil and gas properties (Note 4)	7,523,168	8,093,741

Total Assets	$ 9,761,945	$ 11,891,178

As at December 31,	2002	2001

Consolidated Balance Sheets
(Expressed in United States Dollars)

INDO-PACIFIC ENERGY LTD.

284 Karori Rd

Karori

Wellington

New Zealand

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of shareholders of Indo-Pacific Energy Ltd. (the "Company") will be held on Tuesday, June 17, 2003, at BDO House, 99-105 Customhouse Quay, Wellington, New Zealand at 10:00 A.M. for the following purposes:

ANNUAL MEETING MATTERS

  To receive the report of the directors;

2. To receive and consider the audited consolidated financial statements for the year ending December 31, 2002, together with the auditors’ report thereon and the report of the directors;

3. To appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

4. To elect directors to hold office until the next annual meeting of the Company; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed Tuesday, May 13, 2003 as the record date for the determination of shareholders entitled to legal notice of, and to vote, at the Meeting and at any adjournment thereof. The Information Circular and a copy of the 2002 Annual Report, including the consolidated financial statements of the Company for the year ended December 31, 2002, accompany this Notice of Meeting. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax (+604 689 8144), or by fax (+64 4 476 0120) to the Company, in Wellington, New Zealand, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee or any other of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Wellington, New Zealand as at April 22, 2003.

By Order of the Board of Directors of

INDO-PACIFIC ENERGY LTD.

“David McDonald”

David McDonald, Chairman

INDO-PACIFIC ENERGY LTD.

284 Karori Rd

Karori

Wellington

NEW ZEALAND

INFORMATION CIRCULAR

As at April 22, 2003

This Information Circular is furnished in connection with the solicitation of proxies by the management of Indo-Pacific Energy Ltd. (the “Company”) to be voted at the Annual Meeting of the shareholders of the Company (the “Meeting”), to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at a nominal cost. The cost of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE THE CHAIRMAN AND CORPORATE SECRETARY OF THE COMPANY. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE BLANK SPACE PROVIDED OR COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY MUST BE DEPOSITED WITH PACIFIC CORPORATE TRUST COMPANY, 10th FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 BY MAIL OR BY FAX +604 689 8144 OR WITH THE COMPANY BY FAX (+64 4 476 0120) IN WELLINGTON, NEW ZEALAND, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE DATE ON WHICH THE MEETING IS TO BE HELD OR ANY ADJOURNMENT THEREOF.

The Instrument of Proxy must be signed by the shareholder, or by his or her attorney authorized in writing, or, if the shareholder is a corporation, signed by an authorized officer or attorney thereof. If the Instrument of Proxy is executed by an attorney for an individual shareholder, the instrument so empowering the attorney, or a notarial copy of the instrument, must accompany the Instrument of Proxy.

A shareholder who has deposited a proxy may revoke it in any manner provided by law including by (a) signing a proxy bearing a later date or by any other instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivering or faxing the same to the Company at its address in Wellington, New Zealand, or to the Company’s transfer agent, Pacific Corporation Trust Company, at its address in Vancouver, British Columbia, at any time up to and including the close of business on the last business day preceding the date on which the Meeting is to be held or any adjournment thereof, or to the Chairman of the Meeting before any vote in respect of which the proxy is to used shall have been taken; or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present or (c) any other manner provided by law.

REGISTERED AND UNREGISTERED SHAREHOLDERS

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular. Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxy holder. In such case, the unregistered shareholder attends as proxy holder for their own shareholdings and is subject to the same limitations as any other proxy holder of voting shares (see “Exercise of Discretion of Proxies”). If the unregistered shareholder does not plan to attend the meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder’s financial intermediary. An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. Unless checked to the contrary in the box indicated thereon, the proxy grants the nominees the discretion to vote on:

  each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;

  any amendment to or variation of any matter identified in the proxy; and

  any other matter that properly comes before the Meeting.

If, on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than matters referred to in the Notice of Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders or proxy holders present, representing a minimum of five percent of the issued voting shares in the Company. A simple majority of votes cast at the Meeting is required to pass all of the resolutions described in the accompanying Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an unlimited authorized capital of common shares without par value. As of April 22, 2003, the Company had 7,739,324 common shares outstanding, each share carrying the right to one vote. The share transfer books of the Company will not be closed, but the Board of Directors has fixed May 13, 2003, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. The Company anticipates that the number of outstanding shares will not change between the date of this Information Circular and the record date.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than as set out below:

Notes:

  Mr. Guidi is a former director of the Company. Mr. Guidi holds, directly, options and warrants to purchase a further 512,000 common shares of the Company. Mr Guidi is a principal shareholder of Trans-Orient Petroleum Ltd. (“Trans-Orient”) and as such is also beneficially interested in all holdings disclosed in relation to Trans-Orient.

  Trans-Orient is a public company traded on the OTC Bulletin Board in the United States. Mr Zinkhofer (a director) is a director of Trans-Orient and Dr Bennett is a former director of Trans-Orient. Trans-Orient holds warrants to purchase a further 1,011,845 common shares of the Company, plus 836,845 ‘B’ warrants.

APPOINTMENT OF AUDITORS

The Board of Directors of the Company recommends the re-appointment of BDO Spicers of Wellington, New Zealand as auditors of the Company. BDO Spicers have been auditors of the company since 2001. It is further proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board of Directors.

The persons named in the enclosed form of proxy, unless directed by the shareholders completing the proxy to abstain from doing so, intend to vote in favour of the re-appointment of BDO Spicers, Chartered Accountants, as auditors of the Company to hold office until the next Annual Meeting of the Company, and to authorise the directors to fix their remuneration.

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors of the Company will be a minimum of three and a maximum of 11. The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next Annual Meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the By-Laws of the Company or the provisions of the Business Corporations Act (Yukon) or he or she becomes disqualified to act as a director.

The following table sets out the names of management’s 4 nominees for election as director, all offices in the Company each nominee now holds, each nominee’s principal occupation, the period of time during which each nominee has been a director of the Company and the number of shares of the Company beneficially owned, directly or indirectly, or over which each nominee exercised control or direction, as at April 22, 2003:

Notes:

  The information as to country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

  Denotes member of Audit Committee.

  Held by the DJ and JM Bennett Family Trust. Dr Bennett also holds options to purchase 900,000 common shares of the Company (600,000 of which vest over three years and vesting of 300,000 of which is dependent on company performance), and his spouse holds 600 common shares of the Company and options to purchase 150,000 common shares of the Company vesting over three years.

  Mr McDonald holds options to purchase 100,000 common shares of the Company, vesting over three years.

  Mr Bertuzzi holds options to purchase 50,000 common shares of the Company, vesting over three years.

  Mr Zinkhofer holds options to purchase 75,000 common shares of the Company, vesting over two years.

The names of further nominees for election may come from the floor at the Meeting. The Company has received no other nominations for election to the Board of Directors or any other shareholders’ proposal as permitted by section 138 of the Business Corporations Act (Yukon).

The Company’s Board of Directors does not contemplate that any of its nominees will be unable to serve as a director.

The Company does not have an executive committee of its directors.

Information Regarding Management’s Nominees for Election to the Board of Directors

The biographical summaries noted below have been supplied by the respective nominees:

Dr. David Bennett has been the President, Chief Executive Officer and a member of the board of directors of the Company since October 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research for the Government of New Zealand. From 1982 to 1994, Dr. Bennett was employed as geophysicist, exploration manager and general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996, when he joined the Company.

Mr. David McDonald has been the Chairman and a member of the board of directors of the Company since February 2000. Mr. McDonald received a Bachelor of Science (majoring in Physics and Mathematics) from the University of Manitoba in 1952. From 1965 to 1976 he was part of the very successful Burmah Oil team that operated the Joint Venture exploring the North West Shelf of Australia rising from Chief Geophysicist to Exploration Manager to General Manager Exploration & Production. From 1977 to his retirement in 1995 he was employed by Lasmo Plc (or their predecessor companies in Australia) as President Hudbay (Oil) Australia Ltd., Managing Director Lasmo Oil Australia Ltd. Then to Director Of New Ventures based in London and finally as Administratore Delagato of the Lasmo Group in Italy. Since retirement he has served for a time on the board of Coplex N.L., is past Chairman of Petrolex Energy (with Colombian activities) and NorthSun Energy (with Italian activities). Mr. McDonald is based in Brisbane.

Mr. Ronald Bertuzzi has been a member of the board of directors of the Company since March 1998. Mr. Bertuzzi was formerly a member of the board of directors of the Company from October 1992 to October 1996. Mr. Bertuzzi received a Bachelor of Economics, from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. For the past ten years, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, British Columbia.

Mr. Bernhard Zinkhofer holds credentials as a lawyer and as a Chartered Accountant as well as degrees from Universities of Calgary and Victoria. He has been a partner of Lang Michener, Barristers and Solicitors, of Vancouver, British Columbia since 1992. He is also a director of Trans-Orient Petroleum Ltd. and TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.), both of which are or have previously joint ventured oil and gas prospects with the Company.

EXECUTIVE COMPENSATION

A. Executive Officer Definition

"Named Executive Officer" means the Chief Executive Officer, as well as each of the Company's four highest compensated Executive Officers, other than the Chief Executive Officer, providing their compensation is at least $100,000(Cdn) per annum.

B. Summary of Executive Compensation

In fiscal 2002, (as well as 2001) the Company had, in addition to its “Named Executive Officers” (of which the Company had two, namely Dr David Bennett, its Chief Executive Officer, and Jenni Lean, its Manager, Corporate Affairs and a director of its Papua New Guinean and New Zealand subsidiaries), two Executive Officers: Chairman of the Board, David McDonald; and the Company Secretary, Jeanette Watson.

The following table summarizes the compensation paid during the last three fiscal years to Named Executive Officers of the Company:

SUMMARY COMPENSATION TABLE

Notes:

  Pursuant to the consolidation of the Company’s shares on a 5 to 1 basis, these options were consolidated in the fiscal 2001 year, to 200,000 at US$2.50 and 200,000 at US$3.00 and subsequently repriced to $1.25.

  Pursuant to the consolidation of the Company’s shares on a 5 to 1 basis, these options were consolidated in the fiscal 2001 year, to 300,000 at US$2.50 and 200,000 at US$3.00 and subsequently repriced to $1.25.

The independent directors of the Company received Cdn$200 per meeting cash compensation for services rendered in their capacity as directors of the Company, totalling $2000 (nil for previous years) and the Chairman received US$10,000 in total for the year (nil for previous years).

C. Long-Term Incentive Plan Awards

“Long-term incentive plan” or “LTIP” means any plan that provides compensation intended to serve as incentive for performance to occur over any period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company has not awarded any long-term incentive plans to any Named Executive Officer or director.

  Options

Options to purchase shares were granted during the year ended December 31, 2002 to the following Named Executive Officers, the directors or other officer of the Company

One director received 100,000 options at $0.90 on 15 October 2002, but that director has since resigned, so those options lapse on May 8, 2003.

All such options were granted on October 15, 2002, under substantially the same terms as the vesting options agreement of July 6, 2000, except that all vestings were accelerated to be completed by April 15, 2004. The market price for the securities in the 30 days preceding the date on which the options were granted ranged from a high of $1.10 to a low of $0.80.

No stock options were exercised by any Named Executive Officers, directors or officers during the year ended December 31, 2002. The value of unexercised ‘in the money options’ at December 31, 2002, was nil.

  Other

No financial assistance has been given to any shareholder, director, officer, employee of the Company or a subsidiary of the Company, during the fiscal 2002 year.

A standard Directors & Officers Liability Insurance policy has been issued on behalf of every past, present or future director, secretary or officer for the Company and its subsidiary companies. The limit of liability is NZ$10million, for a premium payment of NZ$87,000. No premium amounts were paid by an individual director or officer. The insurance contract is subject to a deductibility of NZ$25,000 per claim.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At December 31, 2002, and at the date hereof, there were no monies owing to the Company by any director or officer of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No current, past or proposed director or officer of the Company, nor their affiliates or associates, having any material or substantial interest in the Company’s securities or otherwise, has a vote on any matter to be acted on at the Meeting other than the election of directors or appointment of auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the year ended December 31, 2002, the Company completed a private placement of 1,250,000 shares and the same number of two-year warrants, with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing was completed on September 12, 2002, and consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.

The Company entered into an agreement with Trans-Orient Petroleum Ltd. (“Trans-Orient”), an associate of the Company, to acquire all of its participating interests in 13 oil and gas permits and licenses effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an “A” Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants (“B” Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original “A” warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be acquired in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

In fiscal 2002, office rents of $24,245 were paid to a family trust controlled by David Bennett. These amounts were fair market payments.

In fiscal 2002, Lang Michener, the law firm in which Bernhard Zinkhofer is a partner, performed legal services for the Company, and was paid US$20,876 in fees for such services.

No current, past or proposed director or officer of the Company, nor their affiliates or associates, having any material or substantial interest in the Company’s securities or otherwise, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, or any subsidiaries, except as disclosed herein or in a previous information circular mailed to shareholders:

OTHER MATTERS

The management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Wellington, New Zealand, this 22 day of April, 2003.

Dr David Bennett President and Chief Executive Officer	Mr Patrick Knowles Chief Financial Officer

Name	No. of Securities under Option granted in Year	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price of Security	Market Value of Securities underlying Options on Date of Grant	Expiration Date
David Bennett	400,000	44.79%	$1.00	$0.86	July 6, 2005
Bernhard Zinkhofer	15,000	1.68%	$1.25	$0.86	March 26, 2001
David McDonald	60,000	6.72%	$1.25	$0.86	July 6, 2005
Ronald Bertuzzi	10,000	1.12%	$1.25	$0.86	July 6, 2005
Jennifer Lean	126,000	14.11%	$1.00	$0.86	July 6, 2005
Jeanette Watson	2,000	0.22%	$1.25	$0.86	March 26, 2001

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Named Executive Officer and Principal Position	Year Ended	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compen-sation (US$)
Alex Guidi Former Chairman and Director Dr. David Bennett President, Chief Executive Officer Jenni Lean Manager, Corporate Affairs	2002 2001 2000 2002 2001 2000 2002 2001	Nil Nil Nil Nil Nil Nil 92,910 65,798	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil 152,177 112,000 81,275 Nil Nil	Nil Nil 2,000,000(1) 400,000 Nil 2,500,000(2) 126,000 Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil

Name, Position and Municipality of Residence(1)	Period during which has Served as a Director of the Company

Shares Beneficially Owned or Controlled(1)

Dr. David Bennett Company Executive Wellington, New Zealand Director, Chief Executive Officer, and President	October 30, 1996 to present	44,500(3)
David McDonald(2) Company Director Brisbane, Australia Director, and Chairman of the Board	February 21, 2000 to present	Nil(4)
Ronald Bertuzzi(2) Sales Manager Vancouver, British Columbia, Canada Director	March 31, 1998 to present	358(5)
Bernhard Zinkhofer(2) Lawyer Richmond, British Columbia, Canada Director	March 27, 2001 to present	13,500(6)

Name	Number of Shares	Percentage of Outstanding Shares
Alex Guidi(1) Vancouver, B.C.	1,087,516	14.05%
Trans-Orient Petroleum Ltd(2)	832,145	10.75%

SUPPLEMENTAL MAILING LIST

RETURN CARD

(National Instrument 54-102)

NOTICE TO SHAREHOLDERS OF INDO-PACIFIC ENERGY LTD.

In accordance with National Instrument 54-102/Shareholder Communication (the “Policy”), and pursuant to the British Columbia Securities Act and Rules:

a) a registered shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

b) a non-registered shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third quarters. Non-registered shareholders entitled to receive an issuer’s audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer’s fourth fiscal quarter.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your fax number and/or e-mail address. Please also indicate your preferred method of communication.

TO: INDO-PACIFIC ENERGY LTD.

The undersigned certifies that he/she is the owner of securities of Indo-Pacific Energy Ltd. (the “Company”) and requests that he/she be placed on the Company’s Supplemental Mailing List in respect of its quarterly financial statements.

DATE: _______________
Signature

Name - Please Print

Fax No. Address

E-mail Address

Name & title of person signing, if different from name above

Method of Communication: Fax E-mail Mail

Note: If you wish to be included in the Company’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to Pacific Corporate Trust Company, 10th Floor 625 Howe Street, Vancouver, British Columbia, V6C 3B8, E-mail: pacific@pctc.com Fax: (604) 689-8144 Attention: Stock and Bond Transfer Department.

INDO-PACIFIC ENERGY LTD.
284 Karori Rd, Karori, Wellington New Zealand

PROXY

This proxy is solicited by management of INDO-PACIFIC ENERGY LTD. (the “Company”) for the Annual Meeting of its shareholders (the “Meeting”) to be held at BDO Spicers, 99-105 Customhouse Quay, Wellington on June 17th 2003 at 10:00 a.m., local time.

The undersigned hereby appoints David McDonald, Chairman of the Board and a director of the Corporation, or failing him, Jeanette Watson, Secretary of the Company, or instead of either of the foregoing, (insert name) ________________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting and at any adjournments thereof, and directs the nominee to vote or withhold from voting the shares of the undersigned in the manner indicated below:

  Election of Directors

The nominees proposed by management of the Company are:

DAVID MCDONALD Vote For Withhold

DR. DAVID BENNETT Vote For Withhold

RONALD BERTUZZI Vote For Withhold

BERNHARD ZINKHOFER Vote For Withhold

[ ]

[ ]

2. Auditors

Vote For Withhold on the resolution to re-appoint BDO Spicers, Chartered Accountants, Wellington, New Zealand, as auditors of the Company at a remuneration to be fixed by the board of directors.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:  _____________________, 2003.

(If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed.)

Signature of Shareholder

(Please print name here)

(Please advise the Company of any change of address)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company of Canada by fax +(604) 689-8144, by mail or by hand at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 or by fax (+64 4 476 0120) to the Company at Wellington, New Zealand, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Discretion Conferred

The undersigned hereby grants or withholds authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Annual Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.